SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a press release entitled “Asia-America Gateway Link PLDT launches Philippine leg of US$550-M fiber cable network”.	6

Exhibit 1

May 27, 2008

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “Asia-America Gateway Link PLDT launches Philippine leg of US$550-M fiber cable network”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

May 27, 2008

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “Asia-America Gateway Link PLDT launches Philippine leg of US$550-M fiber cable network”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  May 27, 2008

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “Asia-America Gateway Link PLDT launches Philippine leg of US$550-M fiber cable network”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: May 27, 2008

Exhibit 1

PRESS RELEASE

Asia-America Gateway Link

PLDT launches Philippine leg

of US$550-M fiber cable network

MANILA, Philippines, May 27, 2008 – PLDT marks today another major milestone in the country’s telecommunications industry with the landing of the Philippine leg of the Asia-America Gateway (AAG) in Bgy. Baccuit, Bauang, La Union.

President Gloria Macapagal-Arroyo is expected to head government officials, PLDT officers, and some of its top clients in today’s ceremonies.

The AAG cable project is a US$550-million, 20,000-km long fiber optic cable network that will connect Malaysia, Singapore, Thailand, Brunei Darussalam, Vietnam, Hong Kong, the Philippines, Guam, Hawaii, and the US West Coast. Of the US$550-million total cost, PLDT’s contribution is US$50 million.

The construction of AAG will enable the Philippines to become a hub for regional and trans-Pacific connectivity and at the same time, meeting the expected explosive growth in the country’s international bandwidth requirements to support cutting edge broadband applications such as IP-based data, video and other multimedia services.

Additionally, AAG will provide added protection from disruptions such as the 2006 earthquake with 7.1 magnitude that caused massive service interruptions of telecommunications services to corporate and retail customers across the region.

AAG will provide a welcome boost to BPOs, call centers and other growth industries that depend on advanced telecommunications services and thus further propel the country’s economic development.

The enhanced international connectivity will also support the growth of broadband Internet services which PLDT is aggressively promoting through both wired and wireless broadband access services such as PLDT MyDSL and Smart Bro Prepaid.

Exhibit 1

“The Asia-America Gateway (AAG) is not a conventional cable network. It has been conceived to provide state-of-the-art technology, routing options, render diversity to traditional routes and help improve network resiliency via cost-effective way,” said International and Carrier Business Group Head Ramon Fernandez.

Because of these features, a London-based magazine, Global Telecom Business, gave it the “Most Innovative Project” award under the International Fixed Network Infrastructure. This award provides AAG an edge in positioning it as the best solution for many carriers.

This project, which is expected to carry international traffic early next year, will also provide for future connectivity that can be extended to Australia, India, Africa and Europe.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups — wireless, fixed line, and information and communications technology — PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:

Ramon R. Isberto Horace A. Lavides

PLDT Spokesperson PLDT Senior Manager

Tel. No.: +63 2 5113101 Tel. No.: +63 2 8168684

Fax No.: +63 2 5113100 Email: halavides@pldt.com.ph

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 27, 2008